LORRAINE YOUNG FCIS

BRAMBLES

02015675

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6030
FAX +44 (0)20 7659 6001
EMAIL lorraine.young@brambles.com

22 January 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED MAR 01 2002 143 PROCESSING SECTION WASH. D.C.

Dear Sirs and Mesdames,

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL P

Yours faithfully,

Lorraine Young
Company Secretary

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held as Principal	11,424,002
Held in client portfolios	62,048,597

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

Not advised

11) Date company informed

18 January 2002

12) Total holding following this notification

73,472,599

13) Total percentage holding of issued class following this notification

10.15%

14) Any additional information

15) Name of contact and telephone number for queries

Lorraine Young - 020 7659 6020

16) Name and signature of authorised company official responsible for making this notification

Lorraine Young, Company Secretary

Date of notification 21 January 2002

Held as Principal	
Deutsche Bank AG London	8,354,023
Morgan Grenfell & Co Limited	1,069,979
Deutsche Securities Australia Limited	2,000,000
Held in Client Portfolios	
Morgan Nominees	23,761,314
Morgan Nominees Account CHY	224,251
Morgan Nominees Account CSL	81,000
Morgan Nominees Account DGR	209,533
Morgan Nominees Account ENF	266,800
Morgan Nominees Account LAM	299,978
Morgan Nominees Account MER	57,804
Morgan Nominees Account NG	82,294
Morgan Nominees Account SAM	42,762
Morgan Nominees Account SL	422,315
Bank of New York Nominees	783,468
Bank of New York Nominees a/c VC	17,224
Bank of New York Nominees a/c 588251	5,220
Bank of Tokyo London	1,200
British Overseas Bank Acc 7020	132,110
BT Globenet Nominees	619,777
Channel Nominees	204,832
Chase Nominees	10,563,446
Chase Nominees a/c 14186	168,698
Clydesdale Bank Custodian Nominees	321,881
Deutsche Asset Management (Japan) Ltd	68,319
Deutsche Asset Management Frankfurt	2,132,792
Deutsche Bank Alex Brown	1,871,370
Deutsche Bank International Limited	660,770
HSBC Global Custody Nominees (UK) Ltd	2,257,830
Lloyds Bank Nominees	253,018
Lothian Regional Council	826,050
Mirglip Nominees	97,740
National Provincial	116,415
Nortrust Nominees	5,592,817
Perry Nominees	65,143
Raiffeisen Zentralbank Nominees	8,933
RBSTB Nominees	5,075,481
RBSTB Nominees a/c RTLDN	150,000
State Street Nominees	2,736,407

State Street Nominees SD 12	578,666
Sutrin Nominees	40,320
Tokyo Trust	278,980
Vidacos Nominees	806,380
To be advised	165,259
Total	73,472,599